

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2024

Erik Blum
Chief Executive Officer
SMC Entertainment, Inc.
9170 Glades Road Suite 150
Boca Raton, FL 33434

> **Re: SMC Entertainment, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed September 6, 2023**
> **File No. 000-56558**

Dear Erik Blum:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology